Exhibit 1

British American Tobacco p.l.c. (the “Company”)

Quarterly Dividends for the year ended 31 December 2023:
Payment No. 2 – August 2024 (the “August 2024 Dividend”)
South Africa Branch Register Finalisation Information

On 8 February 2024, the Company announced that the Board had declared an interim dividend of 235.52p per ordinary share of 25p, payable in four equal quarterly instalments of 58.88p per ordinary share in May 2024, August 2024, November 2024 and February 2025.

The August 2024 Dividend will be payable on 2 August 2024 to shareholders registered on either the UK main register or the South Africa branch register on 28 June 2024 (the record date).

In accordance with the JSE Limited (“JSE”) Listing Requirements, the finalisation information for the August 2024 Dividend relating to shareholders registered on the South Africa branch register is set out in the paragraphs below.

The salient dates and other dividend declaration information announced on 8 February 2024 remain unchanged for the August 2024 Dividend.

South Africa Branch Register: Dividend Rate

The British American Tobacco Group reports in sterling, therefore dividends are declared and payable in sterling except for shareholders on the branch register in South Africa whose dividends are payable in rand.  A rate of exchange of £:R=23.3396 as at 14 June 2024 (the closing rate on that date as quoted by Bloomberg), results in an equivalent August 2024 Dividend of 1,374.23565 SA cents per ordinary share.

South Africa Branch Register: Dividends Tax Information

South Africa Dividends Tax (at a rate of 20%), equivalent to 274.84713 SA cents per ordinary share, will be withheld from the gross August 2024 Dividend paid to shareholders on the South Africa branch register, unless a shareholder qualifies for an exemption. After Dividends Tax has been withheld, the net dividend will be 1099.38852 cents per ordinary share.  The August 2024 Dividend is regarded as a ‘foreign dividend’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the August 2024 Dividend is the United Kingdom.

At the close of business on 14 June 2024 (the latest practicable date prior to the date of the declaration of the South African rand equivalent of the August 2024 Dividend), the Company had a total of 2,222,455,980 ordinary shares in issue (excluding treasury shares). The Company held 133,277,831 ordinary shares in treasury giving a total issued share capital of 2,355,733,811 ordinary shares.

British American Tobacco p.l.c. is registered with the South African Revenue Service (SARS) with tax reference number 9378193172.

For the avoidance of doubt, Dividends Tax and the information provided above is of only direct application to shareholders on the South Africa branch register. Shareholders on the South Africa branch register should direct any questions regarding the application of Dividends Tax to Computershare Investor Services Proprietary Limited, contact details for which are given below:

Computershare Investor Services Proprietary Limited
Private Bag, X9000, Saxonwold, 2132
tel: 0861 100 634; +27 11 870 8216
email enquiries: web.queries@computershare.co.za

Name of duly authorised officer of issuer responsible for making notification:

Nancy Jiang
Assistant Secretary
British American Tobacco p.l.c.

18 June 2024

Enquiries:

British American Tobacco Media Centre
+44 (0)20 7845 2888 (24 hours) │@BATPlc

Investor Relations
Victoria Buxton: +44 (0)20 7845 2012 | IR_team@bat.com